EXHIBIT 11

THE WASHINGTON POST COMPANY
and Subsidiaries

Calculation of Earnings per Share of Common Stock
(Amounts in thousands except per share data)

	Fiscal Year

	2001	2000	1999

Weighted average shares outstanding

Class A Common	1,722	1,739	1,739

Class B Common (excluding shares issuable upon exercise of stock options — accounted for below)	7,764	7,706	8,322

Shares used in computation of basic earnings per share	9,486	9,445	10,061

Add — Shares assumed issuable upon exercise of stock options	118	93	122

Deduct — Shares assumed to be purchased for Treasury with proceeds from exercise of stock options	(104)	(78)	(101)

Shares used in computation of diluted earnings per common share	9,500	9,460	10,082

Net income available for common shares	$228,587	$135,444	$224,835

Basic earnings per common share	$24.10	$14.34	$22.35

Diluted earnings per common share	$24.06	$14.32	$22.30